SECURITIES V [barcode] ON

06008084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANURY 13, 2005** (MM/DD/YY) AND ENDING **DECEMBER 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BP Direct Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
Suite 2107
New York, NY 10152

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 192 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **(800) 921-0175x711**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name*)

1375 BROADWAY	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Millard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BP Direct Securities LLC as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

PRESIDENT

Title

Notary Public

JONATHON KENT YORMAK
Notary Public, State of New York
No. 02YO6059533
Qualified in New York County
Commission Expires May 29, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF
BP DIRECT SECURITIES LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of BP Direct Securities LLC (A Development Stage Company) as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the periods from January 13, 2005 (commencement of operations) through December 31, 2005 and July 5, 2004 (inception) through December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BP Direct Securities LLC (A Development Stage Company) as of December 31, 2005, and the results of its operations and the changes in its members' equity and its cash flows for the periods from January 13, 2005 (commencement of operations) through December 31, 2005 and July 5, 2004 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 20, 2006

BP DIRECT SECURITIES LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	65,910
TOTAL ASSETS	$	65,910

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	10,000
Accounts payable - member		17,735
Total Liabilities		27,735
MEMBERS' EQUITY, including deficit accumulated during the development stage of $138,906		38,175
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	65,910

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	January 13, 2005 (Commencement of Operations) to December 31, 2005	July 5, 2004 (Inception) to December 31, 2005
REVENUE:		
Fee income	$ -	$ -
EXPENSES:		
Employee compensation and benefits	66,081	66,081
Rent	18,000	18,000
Consulting and professional fees	31,483	41,483
Regulatory expenses	12,617	12,992
Other expenses	350	350
Total Expenses	128,531	138,906
NET LOSS	$ (128,531)	$ (138,906)

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC
(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD JULY 5, 2004 (INCEPTION) THROUGH DECEMBER 31, 2005

Contributions from member:		
Cash contributions		
July 5, 2004	$	20,000
December 31, 2004		11,000
Operating expenses paid by member on behalf of the Company		10,000
		41,000
Net loss		(10,375)
Members' Equity, January 13, 2005		30,625
Contributions from member:		
Cash contributions		
February 25, 2005		50,000
June 30, 2005		20,000
Contributions of services provided during the period (based on estimated time incurred in the operations of the Company)		66,081
		136,081
Net loss		(128,531)
Members' Equity, December 31, 2005	$	38,175

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC

STATEMENTS OF CASH FLOWS
(A Development Stage Company)

	January 13, 2005 (Commencement of Operations) to December 31, 2005	July 5, 2004 (Inception) to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (128,531)	$ (138,906)
Adjustments to reconcile net loss to net cash used in operating activities:		
Contributed employee services by member	66,081	66,081
Expenses paid on behalf of the Company by a member	-	10,000
Increase in:		
Accrued expenses	10,000	10,000
Accounts payable - member	17,735	17,735
Total adjustments	93,816	103,816
Net Cash Used in Operating Activities	(34,715)	(35,090)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member	70,000	101,000
NET INCREASE IN CASH	35,285	65,910
CASH:		
Beginning of period	30,625	-
End of period	$ 65,910	$ 65,910

See the Accompanying Notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

BP Direct Securities, LLC (A Development Stage Company)(the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to engage in the syndication of buildings and real estate to institutional investors. The Company received its NASD approval for membership on January 13, 2005. The Company's principal Member is Broadway Real Estate Partners, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 - DEVELOPMENT STAGE OPERATIONS:

The Company was formed on July 5, 2004, at which time the principal member contributed capital of $20,000. Additional capital of $11,000 was contributed on December 31, 2004. Commencement of operations as a broker-dealer began on January 13, 2005. Employees of a member are also employees of the Company. During the period from inception to commencement of operations, no services were provided by these employees. However, on behalf of the Company, the member did pay certain professional fees associated with creation, organization and approval of the operating entities. Subsequent to regulatory approval, services by the employees included supervision, conduct of business and regulatory compliance of the Company. The cost of such services has been reflected in the statement of operations as "employee compensation and benefits".

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition:

Revenues from placement services are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes:

No provision is required for federal or state taxes on income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, income is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax. A deferred tax asset of approximately $5,000, stemming from the Company's 2005 net operating loss, has been reduced by a corresponding valuation allowance since, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $38,175, which was $33,175 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .73 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company shares office space and personnel with a Member, for which it is charged monthly. For the period ended December 31, 2005, rental and payroll expenses amounted to $18,000 and $66,081, respectively. As of December 31, 2005, accounts payable to a member amounted to $17,735.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS OF
BP DIRECT SECURITIES LLC
(A Development Stage Company)

We have audited the accompanying financial statements of BP Direct Securities LLC (A Development Stage Company) as of December 31, 2005 and have issued our report thereon dated February 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 20, 2006

BP DIRECT SECURITIES LLC
(A Development Stage Company)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2005

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	38,175
LESS: NON-ALLOWABLE ASSETS		-
NET CAPITAL		38,175
MINIMUM NET CAPITAL REQUIREMENT OF 12.5% OF AGGREGATE INDEBTEDNESS OF $27,735 OR $5,000 WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	33,175
TOTAL AGGREGATE INDEBTEDNESS	$	27,735
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.73 to 1

AS OF DECEMBER 31, 2005 THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE COMPANY'S UNAUDITED COMPUTATION OF NET CAPITAL.

See Independent Auditors' Report on Supplementary Information.

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

TO THE MEMBERS OF
BP DIRECT SECURITIES LLC
(A Development Stage Company)

In planning and performing our audit of the financial statements and supplementary schedule of BP Direct Securities LLC (A Development Stage Company) (the "Company") for the period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control or all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BP Direct Securities LLC (A Development Stage Company) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
February 20, 2006